UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 6, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 6, 2025 Comisión Nacional de Valores

Re.:Summary of the Resolutions adopted by the Ordinary General Shareholders’ Meeting held on November 6th, 2025

The Shareholders’ Meeting was held by personal attendance.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders’ Meeting Agenda.

1) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of the shareholder Cablevisión Holding S.A. and the representative of the shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2) Appointment of a director to serve from this Shareholders´ Meeting and until the end of the fiscal year 2026.

Mr. Diego Miguel Bianchi was designated as director to serve from the date of this Shareholders’ Meeting to the end of Fiscal Year 2026.

Mr. Alberto Viglino will serve as alternate to Mr. Diego Miguel Bianchi.

Mr. Diego Miguel Bianchi qualifies as “Independent” in accordance with the Comisión Nacional de Valores’ Rules.

3) Consideration of the performance of the resigning director.

The performance of resigning director Mr. Julián Akerman was approved.

Ms. María Natalia Echeveste on behalf of the Comisión Nacional de Valores and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting.

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 6, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations